UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDED FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

               NATIONAL FRUIT AND VEGETABLE TECHNOLOGY CORPORATION
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                 (Name of Small Business Issuer in its Charter)


        Nevada                                                    31-1194531
----------------------------                                 -------------------
(State of other jurisdiction                                  (I.R.S. Employer
    of incorporation or                                      Identification No.)
      organization)


   210 Water Street, Baltimore, Ohio                                 43105
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(Address of principal executive offices)                           (Zip Code)


Issuer's Telephone number:  (740) 862-6300
                          ------------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF BUSINESS

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(a)      Business Development

         National Fruit and Vegetable Technology Corporation (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on December 19, 1986. The Company was authorized to issue an aggregate of 500,000,000 shares of capital stock with a par value of $0.001 per share.

         The Company is the successor to National Veg-Tec Corporation, a Nevada corporation, incorporated in September of 1983. Extensive research and development prior to the time National Veg-Tec Corporation was organized was carried on by an unincorporated joint venture consisting primarily of National Veg-Tech Corporation's original and majority shareholders. At the time National Veg-Tec Corporation was formed, it exchanged 6,941,398 shares of its $0.01 par value common stock valued at $3.00 per share for certain property, equipment and related technology owned by the unincorporated joint venture.

         During 1986, National Veg-Tec Corporation acquired all of the assets of Veg-Tec Corporation, an Ohio corporation incorporated in March of 1985, which was an affiliated entity under common control and similar ownership, by exchanging 3,506,384 shares of its $0.001 par value common stock for all of the issued and outstanding $0.01 par value common stock of Veg-Tec Corporation.

         On March 2, 1987, the Company acquired National Veg-Tec Corporation, by exchanging all of the outstanding shares of National Veg-Tec Corporation's common stock on a one-for-one basis for 49,346,828 shares of National Fruit and Vegetable Technology Corporation. As part of this transaction, the Company increased the number of authorized shares to 10,000,000,000.

         As of August 31, 1999, 80,365,000 shares of the Company's authorized shares of common stock were issued and outstanding.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

         The Company is a majority-owned subsidiary of Emerald Industries Corp. Emerald Industries Corp. is owned by Richard J. Cashman II the Company's Chairman of the Board, and Daniel K. Cashman, the Company's President. Richard
J. Cashman II and Daniel K. Cashman also are directors of the Company. Emerald Industries Corp.'s only asset is its shares of the Company's common stock. Emerald Industries Corp. is a small business as defined in Item 10(a)(1)(iv) of Regulation S-B promulgated under the Exchange Act of 1934, as amended.


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

         The Company maintains offices at 210 Water Street, Baltimore, Ohio 43105. The Company owns substantially all of its equipment.

(b)      Business of the Issuer

         During the last three years, and since its inception, the Company has operated in a development stage. The Company was established to market a variety of vegetables and fruits processed with a proprietary, state-of-the-art industrial microwave oven system which the Company has developed. The Company's operations to date have focused on the development of this oven and the food processing facilities which accompany the oven. The Company currently uses a 684 foot oven system which represents the culmination of 22 years of research, design and development efforts. This system is designed to operate continuously, 365 days a year, and has the capacity to process a wide variety of fruit and vegetables into convenient, nutritional and economical products without the use of any additives.

         The Company's oven is used to heat and cook fruits and vegetables. The oven uses microwave energy, a component of the electromagnetic spectrum which includes gamma and x-rays, as well as ultraviolet, visible light, infrared and sound wages. Microwaves are very short sound waves measuring from one to 100 centimeters. Radio waves, by contrast, are measured in lengths from three feet to many miles. The oven uses a device known as a magnetron to create microwave energy by transforming electrical energy into electromagnetic energy. This microwave energy broadcast into a microwave oven is absorbed readily by the water molecules in the food passing though the oven, causing the molecules to vibrate rapidly. This rapid vibration generates friction which in turn generates heat and cooks the food.

         The Company's processing technology is intended to match the ever increasing consumer demand for fresh, highly nutritious, healthful foods, free of artificial additives and preservatives. The Company has undertaken numerous taste tests of a variety of fruit and vegetable products processed in its oven system for comparison with traditional processed food products, with favorable results.

         Initially, the Company will market potato products to restaurants, fast-food restaurant chains, public school systems, hotels, colleges and universities, airlines, the military and correctional institutions. The Company intends to distribute its products through food distributors that supply restaurants and small supermarkets, and directly to large supermarket chains as well.

         To date, the Company has spent all of its efforts on the research and development of its processing systems. The Company has not operated as a commercial producer of food products as of the date of this filing.

(1)      Principal Products

         As stated above, the Company will market potato products to restaurants, fast-food restaurant chains, public school systems, hotels, colleges and universities, airlines, the military and correctional institutions. The Company's principal products will be:

                  (a)      Baked potatoes in two varieties--peeled and unpeeled;

                  (b) Mashed potatoes in three (3) varieties--with skins, without skins and lumpy;

                  (c)      French   fries   made  from   potatoes   in  two  (2)
                           varieties--with skins and without skins;

                  (d)      Baked sweet potatoes; and

                  (e)      Sweet potato fries.

         Potatoes will be purchased directly from potato growers. Semi-trailer truckloads will be delivered to the Company's processing plant where the raw material will be weighed and then dumped into a large vat of agitating water to remove sand, soil and stones, which generally accounts for 3% to 4% of each load of raw product delivered. The Company recovers the sand, soil and stones and reuses those items rather than treating them as waste. Sand and soil is bagged and will be sold to garden shops. The Company has sold such bagged sand and soil generated during the testing of its processing facilities and will continue that practice in the future during production. The Company uses the reclaimed stones as gravel for the roads on the Company's property and will continue to do so.

         Once the potatoes are initially washed, they are inspected for damage and then washed again to remove any remaining dirt. Potatoes then are roller-sized and inspected for damage, blemishes and irregular shape. Damaged and blemished potatoes will be used for cattle feed. Misshapen potatoes will be processed as mashed potatoes, small "B"-sized potatoes will be processed as sliced potatoes, and jumbo-size potatoes will be analyzed electronically to determine exact weight and size, and scanned internally for hollow-heart defects. These potatoes will then be processed with the microwave oven system into baked potatoes, or fresh packed in 5 or 10-pound consumer packs, or 50-pound cartons for the food service industry. Upon exiting the oven, products will be refrigerated or frozen, bagged, boxed and placed on pallets for shipment.

         Appropriately sized potatoes will be made into french fries. The Company has equipment in place which will produce french fries of relatively uniform sizes as desired by buyers of the Company's products.

(2)      Distribution Methods

         The Company initially intends to develop a major presence in the local food industry market by offering convenient, high-quality, nutritious and flavorful products at competitive prices. The Company intends that its sales force, which is not yet in place, will initially target restaurants, fast-food chains, hotels, public school systems, institutions of higher education, airlines, the military and correctional institutions. Products will be shipped in semi-truckload quantities. Also, the Company intends to use a brand name in the marketing of its products. In this regard, products produced by the Company in its testing operations have received favorable reviews from the American Heart Association. The Company has received permission to use the American Heart Association's logo on the packaging for the Company's potato products.

         The Company has no experience in sales, marketing or distribution. The Company intends to market and sell certain products directly in the United States and Canada. To do so, the Company must develop a substantial sales force with technical expertise. The Company has not yet developed a marketing organization capable of attaining significant sales. Whether it can do so in the future will depend upon the Company's ability to hire and retain skilled direct sales personnel who have experience in the fruit and vegetable processing industry.

(3)      Status of Publicly Announced New Products or Services

         To date, the Company has not announced the availability of its services or products.

(4)      Competition

         The Company faces well-established and well-funded competition. The food industry is highly competitive and is characterized by the frequent introduction of new products accompanied by substantial promotional campaigns. Among the Company's competitors are established, conventional fruit and vegetable processors with extensive product development capacity, marketing staffs and organizations, and financial resources greatly in excess of that available to the Company. Conventional fruit and vegetable processors dominate the market. Management is confident that the Company will be able to compete effectively on the basis of superior product quality and relatively low production costs attributable to the Company's highly efficient microwave oven system. Competitors generally use traditional methods of heating fruits and vegetables such as boiling the product in water, steaming the product, heating it in convection ovens as in hot oil.

         Management has visited and studied the major growing regions in the United States and considers the grower-packer their largest competitor. Grower-packers are the main distributors and shippers of fresh produce in the United States. Large grower-packers ship up to 5,000 truckloads of produce a year, while smaller grower- packers ship between 100 to 500 truckloads per year. The Company will compete directly with the grower-packers and add value for the consumer by greatly reducing the preparation time associated with most fruit and vegetable products.

         Management believes that the Company's unique capability to offer large volumes of prepared fruit and vegetable products that are fresh, nutritious, economical and convenient to the consumer will make the Company a viable competitor in the food processing industry. Company products will be differentiated from those of the competition on the basis of taste, appearance and quality at competitive price points.

(5)      Sources of Raw Materials and Suppliers and Dependence on Major
         Customers

         The Company will specialize in the processing of fresh fruits and vegetables. Therefore, the Company will be dependent upon a ready supply of fruits and vegetables. Should the Company have any difficulty in obtaining fresh fruits and vegetables as required in their operations, the Company could be materially and adversely affected. While management believes that there are numerous alternative suppliers (farmers) for the fruits and vegetables purchased by the Company, the loss of a supplier could disrupt the Company's operations. The Company will purchase a significant number of items from single suppliers--for example, packaging supplies. While the Company believes that alternatives to these suppliers and manufacturers are readily available, the time to effect a change could adversely impact the Company's business in the short term should a change become necessary.

         The Company will use in-house produce buyers to purchase potatoes directly from growers at open-market prices, which historically range between $4.00 to $8.00 per hundred weight. The size, weight, shape, quality and appearance of raw materials will be determined upon delivery to the plant for final determination of the purchase price.

         Factors which determine the availability and price of potatoes, and most agricultural products, include weather conditions, acreage under cultivation, crop failures, plant diseases, floods, freezing and overall agricultural conditions.

         Potatoes are readily available year round due to large modern potato storage facilities, of which there is an abundance within close proximity to the Company's plant. This will obviate the necessity of the Company building storage facilities and will minimize raw material inventory needs.

(6)      Patents, Trademarks, Licenses, etc.

         The Company intends to apply for numerous United States and International patents, trademarks and copyrights in connection with certain of its products and technology. The Company currently has no patents, trademarks or copyrights. Although these types of intellectual property protection may have value, the Company believes that other factors, such as product innovations, are of more significance in the Company's industry. The Company attempts to avoid infringing patents of others by monitoring on a regular basis patents issued with respect to food processing equipment. The Company intends to license rights in connection with the development and marketing of certain of its products. These agreements generally require the Company licenser to pay a royalty based on product sales.

         The Company believes that its proprietary products provide it with a key competitive advantage, but patent protection generally cannot be obtained for most of its products. The Company attempts to minimize unauthorized copying of these products by a variety of methods, however, there can be no assurance that unauthorized copying will not occur. The Company attempts, and will continue to attempt, to protect its proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its proprietary materials and processes, or who have licensing or research agreements with the Company.

         The Company has not applied for any patents on its industrial microwave technology to date. However, the Company has developed certain technologies which it believes to be proprietary. Were feasible, management intends to make a number of patent applications for protection on certain of the Company's rights relating to its automated fruit and vegetable processing plant and to its industrial microwave oven technology. The Company also intends to consider application for additional patents relating to other food processing equipment. The Company intends to continue to seek patent protection with respect to those advances to its process resulting from its research and development efforts.

         The Company intends to rely on a combination of trade secrets, patents, trademark laws, license agreements and technical measures to protect its rights with respect to its industrial microwave oven technology. No assurance can be given that these measure will protect the Company's rights.

(7) Governmental Approval, Effect of Governmental Regulation and Costs and Effects of Compliance with Environmental Laws

         The Company is subject to regulation by federal, state and local governmental authorities. These include: the EPA for environmental impact and, in particular, sanitary discharge; OSHA for equipment and work area safety; FDA for labeling, sanitary conditions and product contamination; USDA for grading and food inspection; state government for building codes; and local government for building codes and property zoning. The Company's operations are subject to a variety of other federal, state and local laws, such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive and may cause delays in the ability of the Company to commence operation of the Company's fruit and vegetable processing plant.

         The Company has been approved with all the necessary permits, including all city, county, state and federal approval processes necessary to operate a food facility in the State of Ohio.

         The handling, transportation and disposal of potato wastes expose the Company to certain risks under applicable environmental laws and regulations. Although management of the Company believes its operations will be conducted in substantial compliance with, and intends to minimize its liability risk under, such laws and regulations, there can be no assurance that liability will not attach in the future due to stricter laws and regulations, stricter enforcement thereof or other currently unforeseen or unknown events. In addition, there can be no assurance that substantial costs for compliance with such laws and regulations will not be incurred in the future. Nonetheless, the Company has made every effort to reduce wastes from its processing facilities. Sand, soil and stones washed from raw product is collected and either sold or used at the Company's facilities. Potato starch produced during processing is collected and sold as well. Potato peelings and waste potatoes are disposed of as cattle feed and/or as fertilizer.

         Certain of the Company's operations are subject to federal, state and local environmental laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. The Company cannot predict with any certainty its future capital expenditure requirements for environmental compliance because of constantly changing standards and technology. In addition, the Company may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in operation of the Company's business. The Company does not currently have any insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

         The Company's microwave oven system has been designed and constructed to ensure the safety of those working with and around equipment. Devices continuously monitor the system, and immediately shut it down and alert the operator in the unlikely event of a system malfunction. Management is confident that its plant and technology will comply with all applicable OSHA and FCC regulations. The Company's food products will comply with all relevant USDA and FDA regulations. The entire plant facility has met all USDA, FDA, EPA, FDD and Board of Health regulations with full approval for operation.

         Management believes that it has taken into consideration all of the regulatory requirements of the Health and Safety Act of 1968. However, there is no assurance that in the future the plant may be shut down by various government regulatory agencies due to the Company's inability to comply in a timely manner to existing regulations.

         In one area, governmental regulation may have a positive impact on the Company's business. The Ohio Legislature enacted the "Buy Ohio Program", which requires all 185 state agencies to give preferential treatment to manufacturers of food products based in Ohio when making purchases. The State of Ohio annually awards contracts for the purchase of food products totaling $400 million. There are at present no potato processing plants located in Ohio. Educational and correctional institutions, as well as the military will, therefore, constitute a highly attractive initial client base. The state typically pays for food products upon delivery or within 10 days.

(8)      Research and Development in the Last Two Years

         Management of the Company has spent all of its time and efforts during the last two (2) years, and for all of its existence, on the research and development of its food processing systems and acquisition of facilities and equipment. Such research and development has focused upon the development of the Company's microwave oven, but also has included the development of conveyor systems and automation which rapidly processes raw products with a minimum of damage and loss of the products. Although research and development will be an ongoing process, management believes that the Company's research and development since the Company's inception has produced an effective fruit and vegetable processing system. Management also believes that the efforts in acquiring facilities and equipment have been successful and that the Company is ready to begin production. Actual research and development costs in 1997 were $21,700. The Company had no such costs in 1998, though significant work was done on the development of exactly how product is processed in the Company's facilities.
Cumulative research and development costs during the Company's development stage, as reflected in the Company's financial statements, total $297,100, as of December 31, 1998.

(9)      Employees

         As of the date of the filing of this Amended Form 10-SB, the Company had eleven (11) full-time employees, one (1) part-time employee and nine (9) contract consultants. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

(c)      Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual report to security holders thought its status as reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission


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

at 1-800-SEC- 0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

(d)      Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been year 2000 compliant from their acquisition. The Company keeps current with all updates and revisions with all software the Company currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any year 2000 problems with the vendors of the software the Company utilizes.

         Also, the Company has tested all the computerized systems in its food processing facility for problems associated with the Year 2000 problem. The Company's computerized systems will function at the turn of century without disruptions to the Company's operations.

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ITEM 2.  MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF
         OPERATION

--------------------------------------------------------------------------------

         The Company has not received revenues from operations during the two year period immediately preceding the filing of this Amended Form 10-SB.

Plan of Operation

         During 1999, the Company plans to focus on its efforts to open its potato processing operations. The Company's product research and development process has been completed. At the time the Company filed its Form 10-SB in March of 1999, it was management's belief that the physical facilities were completed and ready to operate.

         During the second quarter of 1999, management met with a number of prospective purchasers of the Company's potato products. Such prospective purchasers toured the Company's facility. Based upon recommendations made by such prospective purchasers, management has chosen to take steps to assure that its quality control procedures have been perfected. Accordingly, management has spent time during the second quarter, and anticipates spending additional time during the third quarter, reviewing and testing its quality control procedures. Management anticipates that such quality control procedures will assure the production of products which consistently meet specifications of potential purchasers. Management anticipates that its review in this regard will be complete by the end of the third quarter of 1999.

         Also, management's decision to delay complete production is based upon the availability of fresh product. Management intends to primarily use russet Burbank potatoes in its processing facilities. The current crop of available Russet Burbank potatoes is approximately eleven months old. Management anticipates that a new crop of such potatoes will be available in mid-September of 1999. Given the importance of the initial quality of the product produced by the Company once production begins, management believes it is important to wait for the availability of the new crop of potatoes.

         During the end of the third quarter and the beginning of the fourth quarter of 1999, management of the Company intends to develop its sales procedures and hire a sales staff. In this regard, management of the Company anticipates that the computer equipment which it has recently purchased will be used to track purchasers of raw products and sales of processed products. Management of the Company anticipates hiring approximately 32 individuals to serve as clerical and operations staff and eight (8) individuals to work as sales staff.

         At the same time, management of the Company anticipates beginning processing operations. Such operations will require additional personnel to work in the Company's product control laboratory and to man the Company's processing and storage facilities. Management of the Company anticipates operating its facilities with a total of approximately 40 people, which includes sales, production and administrative personnel.

         Management of the Company intends to fund initial operations in the third and fourth quarters of 1999 with cash on hand. If additional cash is required, the Company will obtain such cash either through conventional financing and/or a private offering of the Company's securities. Given the fact that the Company's facilities and equipment are unencumbered, management believes that traditional financing will be available. Also, management believes that it has had strong shareholder support for its operations and that any additional cash necessary to commence operations will be available through a private offering of the Company's securities. Once operations are under way, management of the Company intends to add staff, equipment and continued research and development with revenues generated from sales. Once the Company's facilities are in commercial production, management believes that it can satisfy the Company's cash requirements for the next 12 months without additional funds based upon its revenues from sales.

         Once production begins, management of the Company anticipates that initial processing will be conducted three (3) days a week. Management anticipates that this limited production time will be necessary in order to resolve any unforeseen problems with the Company's processing facilities. As the Company gains commercial experience with its operations, management anticipates that production will increase to the point where the Company is processing approximately three (3) trailer truckloads of potatoes per day. Management believes that its operations will be profitable at that point.

--------------------------------------------------------------------------------

ITEM 3.  DESCRIPTION OF PROPERTY

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 3 of the Company's Form 10-SB filed on March 29, 1999.


--------------------------------------------------------------------------------

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

--------------------------------------------------------------------------------

               (2)
  (1)    Name and Address                             (3)                 (4)
Title    of Beneficial                       Amount and Nature of     Percent of
of Class Owner                               Beneficial Ownership     Class
-------- ----------------                    --------------------     ----------

Common   Emerald Industries Corporation(1)   38,459,980               48%
         210 Water Street
         Baltimore, Ohio  43105

(b)      Security Ownership of Management:

               (2)
  (1)    Name and Address                             (3)                 (4)
Title    of Beneficial                       Amount and Nature of     Percent of
of Class Owner                               Beneficial Ownership     Class
-------- ----------------                    --------------------     ----------

Common   Richard J. Cashman                  38,459,9802              48%
         210 Water Street
         Baltimore, Ohio   43105

--------------------------------

         1 Richard J. Cashman II, Chairman of the Board and a Director; and Daniel K. Cashman, President and a Director are the owners of the majority of shares of Emerald Industries Corporation.

         2 Such shares are beneficially owned by Richard J. Cashman II through his ownership and control of Emerald Industries Corporation. Emerald Industries Corporation is the owner of record of all 38,459,980 shares.

Common   Daniel K. Cashman                        38,459,980 3      48%
         210 Water Street
         Baltimore, Ohio   43105

         Mitch Adams                                  70,000        Less than 1%
         5607 Tara Hill Drive
         Dublin, OH   43017

         Lawrence Green                              488,000        Less than 1%
         120 Tuttle Rd.
         Springfield, OH   45503

         Tom Heilman                                  50,000        Less than 1%
         130 So. Columbia
         Columbus, OH 43209

         Doug Katterhenry                            130,000        Less than 1%
         6464 Old Church Way
         Reynoldsburg, OH 43068

         Pat Maguire                                  65,000        Less than 1%
         6043 Wilton House Ct.
         New Albany, OH 43054

         Kip Merriam                                 242,000        Less than 1%
         556 Oakwood Drive
         Pickering, Ontario CANADA L1X 2M7

         Frank Moauro                                650,000        Less than 1%
         377 Talbot Street
         W. Leamington, Ontario CANADA N8H 4H3

         Tom Rainier                                 175,000        Less than 1%
         223 Via Napoli
         Naples, FL   34105

         Dr. Harold Rinehart                         200,000        Less than 1%
         1143 County Road 2256
         Perrysville, OH    44875

--------------------------------

         3 Such shares are beneficially owned by Daniel K. Cashman through his ownership and control of Emerald Industries Corporation. Emerald Industries Corporation is the owner of record of all 38,459,980 shares.

         Philip Risinger                             100,200        Less than 1%
         Rt. 9, Box 406
         Paris, TX   75462

         All Directors and                        40,630,180        51%
         Officers as a Group

--------------------------------------------------------------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 5 of the Company's Form 10-SB filed on March 29, 1999. The information in Item 5 is current as of the filing of this Amended Form 10-SB.

--------------------------------------------------------------------------------

ITEM 6.  EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 6 of the Company's Form 10-SB filed on March 29, 1999. The information in Item 5 is current as of the filing of this Amended Form 10-SB.

--------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

         The Company purchased food processing equipment salvaged from property owned by a corporation owned by the officers and principal shareholders of the

Company, Richard J. Cashman II and Daniel K. Cashman. There were no purchases in 1998. Purchases were $122,500 in 1997. Management and the Company's Board of Directors have determined that the equipment was sold to the Company at a price that does not exceed fair market value.

         The Company rents a storage facility owned by the officers and principal shareholders of the Company, Richard J. Cashman II and Daniel K. Cashman. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in both 1998 and 1997. Of the total $400,000, only $67,519 has been paid leaving a balance of $332,481 unpaid. No arrangement for the payment the unpaid has been made. The Cashmans have deferred such payment pending profitable operations of the Company's facilities. There is no written lease agreement regarding the rental of the storage facility.

         On May 26, 1995, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. Initially the Note was for a period of 18 months, however, payment of the Note has been extended to May of 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note. Richard J. Cashman II and Daniel K. Cashman, officers and directors of the Company, personally guaranteed the May 26, 1995 loan.

         On October 14, 1997, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. Initially the Note was for a period of 12 months, however, payment of the Note has been extended to October of 1999. In addition, Lawrence
R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On November 12, 1997, Lawrence R. Green and Arretta M. Green loaned the Company $100,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $100,000 with an interest rate of 11% per annum, compounded semi-annually. Initially the Note was for a period of 6 months, however, payment of the Note has been extended to May of 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $50,000 plus 100,000 shares of the Company's capital stock as payment of the Note.

         On August 15, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. The Note is due on February 15, 2000. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On October 9, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. The Note is for a period of 12 months and is payable on October 9, 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On November 3, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $100,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $100,000 with an interest rate of 11% per annum, compounded semi-annually. The Note was for a period of 24 months and is payable on November 3, 2000. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $50,000 plus 100,000 shares of the Company's capital stock as payment of the Note.

         As discussed in the notes to the Company's financial statements, the promissory notes with the shareholders listed above are all unsecured and bear interest at the rate of 11%. The $50,000 note due May, 1999 is personally guaranteed by the officers of the Company. Interest on these notes totaled $27,200 in 1998. Interest is to be paid to the shareholders with common stock of the Company at the rate of $0.50 per share. Under the terms of each note, the shareholders may choose to take principal payments in cash or 50% in cash and 50% in the Company's common stock. Assuming the stock payment was chosen for the entire amount payable, the shareholders in question would receive payments of $200,000 and 400,000 shares of common stock.


--------------------------------------------------------------------------------

ITEM 8.  LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 8 of the Company's Form 10-SB filed on March 29, 1999. The information in Item 8 is current as of the filing of this Amended Form 10-SB.

--------------------------------------------------------------------------------

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

--------------------------------------------------------------------------------

Market Information:

         The common stock of the Company currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

         There were approximately 1,254 holders of record of the Company's common stock as of August 25, 1999.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.


--------------------------------------------------------------------------------

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

--------------------------------------------------------------------------------

         On or about March 22, 1996, the Company issued 5,000 shares of its capital stock to Patrick D. and Kathy L. Maguire in exchange for legal services. Such services were valued at $2,500 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 22, 1996, the Company issued 5,000 shares of its capital stock to Karl H. and Jennifer Schneider in exchange for legal services. Such services were valued at $2,500 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 30, 1996, the Company issued 20,000 shares of its capital stock to Lawrence R. and Arretta M. Green in exchange for construction services. Such services were valued at $10,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 5, 1996, the Company issued 13,260 shares of its capital stock to William David Farley in exchange for services incidental to the Company's operations such as loading trucks and hauling dirt. Such services were valued at $6,630 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 8, 1997, the Company issued 52,000 shares of its capital stock to William and/or Nancy Jane Gregory in exchange for services they rendered in the Company's machine shop. Such services were valued at $26,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         In July of 1997, the Company issued 40,000 shares of its capital stock to Tom Rainier in exchange for marketing services he rendered for the Company. Such services were valued at $20,000 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         In July of 1997, the Company issued 3,900 shares of its capital stock to Jodell Thomas in exchange for general labor at the Company's facilities. Such services were valued at $1,950 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 18, 1997, the Company issued 48,417 shares of its capital stock to Lawrence R. and Arretta M. Green in exchange for $24,209 of accrued interest on promissory notes payable to the Greens. The Company also issued 16,544 shares to the Greens in exchange for plumbing services performed for the Company. Such services were valued at $8,272. All the shares issued to the Greens on November 18, 1997 were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption form registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 3, 1997, the Company issued 48, 295 shares of its capital stock to Industrial Commercial Equipment Company in exchange for services on the Company's refrigeration system. Such services were valued at $24,147.50 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 2, 1998, the Company issued 4,000 shares of its capital stock to Richard Osler in exchange for machine shop services performed by Bill Gregory. These shares were issued to Mr. Osler upon Mr. Gregory's instruction. Such services were valued at $2,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 2, 1998, the Company issued 17,141 shares of its capital stock to William Gregory in exchange for services he rendered in the Company's machine shop. Such services were valued at $8,574 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 25, 1998, the Company issued 11,147 shares of its capital stock to William Gregory in exchange for services he rendered at the Company's machine shop. Such services were valued at $5,573.50 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 9, 1999, the Company issued 40,000 shares of its capital stock to Lawrence R. and Arretta M. Green in exchange for sewer installation, catch basin, cement work, and well house services at the Company's operating facility. Such services were valued at $19,511 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On February 28, 1999, the Company implemented a plan to issue a total of 49,108,289 shares to the Company's shareholders. Under that plan, each shareholder would receive a number of shares equal to 6% of the number of shares the shareholder owned annually. For example, if a shareholder owned 100 shares beginning in 1997, that shareholder would have received 12 shares of stock. No fractional shares would have been issued. The Company intended to issue such shares based upon past representations made by management of the Company to shareholders that such shares would be issued at some point in the future. All of the Company's approximately 1,254 shareholders would have received such shares. Upon further review of the potential tax implications to the shareholders and questions regarding the available exemption for this transaction, management has rescinded this issuance. Management has decided to allow the shareholders to vote on the matter at the next annual meeting of the shareholders. If the shareholders approve the issuance, the shares will be issued in accordance with an applicable exemption from registration. If no such exemption is available, the shares shall be registered.

PARAGRAPHS ON ISSUANCE OF SHARES:

         During  the  second  quarter  of 1999,  the  Company  issued a total of
393,000 shares of its common stock to seventeen (17) shareholders in consideration for cash which the Company used for its operations. In this regard, the Company received a total of $196,500 in return for the issuance of these shares. Accordingly, the shares were valued at $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Such shares were issued to the following individuals in the following amounts:

         Registered Owner                                       No. Shares
         -------------------------------                        ----------
         John S. McGranahan                                       10,000
         Daniel Muzic, Werner Thiemans &
         Heinze Thiemens                                          15,000
         Andrew G. Hyde, G. Andrew Platt &
         Edwin T. Hyde                                            15,000
         James G. Townsend                                        20,000
         Anita Anna Lessard                                       10,000
         Joel E. Kaye, M.D.                                       50,000
         Sandra West                                              30,000
         Margaret Pillen                                          10,000
         Alan Ogilvie                                             60,000
         Harvey Moscoe                                            15,000
         Lee Veenendaal                                           30,000
         Paul & Sandra Marchese                                   10,000
         David L. Malone                                          20,000
         Jim Lassiter                                             20,000
         Randal Rink                                              50,000
         George Ashe                                               8,000
         Nathan E. Badertscher                                    20,000

-------------------------------------------------------------------------------

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

-------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On August 31, 1999, there were 80,365,000 shares of stock issued and outstanding.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of ll debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 10,000,000,000 shares of common stock. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through August 31, 1999, the Company had issued 80,365,000 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Offerings of Shares. On February 15, 1992, the Company offered for sale 25,000 shares (minimum) and 2,500,000 shares (maximum) at $2.00 per share in accordance with Rule 506 of the Securities Act of 1933, as amended. Prior to this offering, there was no other offering of the Company's stock and there was no public market for the stock of the Company. The price to the public for the stock was determined after careful analysis by management of the Company and was based on, among other things, the Company's financial condition, its future prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company. The offering was unsuccessful and all funds collected were returned to the prospective purchasers and no shares were issued.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

--------------------------------------------------------------------------------

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 12 of the Company's Form 10-SB filed on March 29, 1999.


--------------------------------------------------------------------------------

ITEM 13. Financial Statements

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors
National Fruit and Vegetable Technology Corporation:


We have audited the accompanying balance sheets of National Fruit and Vegetable Technology Corporation (a Nevada Development Stage Corporation) as of December 31, 1998 and 1997, and the related statements of loss and accumulated deficit, shareholders' equity, and cash flows for the years then ended and for the period from September 14, 1983 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Fruit and Vegetable Technology Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

In our report dated January 25, 1999, we expressed a qualified opinion that the 1998 and 1997 financial statements did not conform with generally accepted accounting principles because the Company carried certain assets at appraised values rather than cost. As described in Note 4 to the financial statements, the Company changed its method of accounting for those assets and restated deferred organization costs. With these changes the Company's financial statements are restated to conform with generally accepted accounting principles. Accordingly, our present opinion on the 1998 and 1997 financial statements, as presented herein, is different from that expressed in our previous report.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has been in the development stage since its inception on September 14, 1983. Realization of a major portion of the assets is dependent on the Company's ability to obtain adequate funding and commence operations on a profitable basis. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. To date, the Company has been able to raise equity capital to continue construction. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


July 16, 1999                                              Ickert & Company, LLC
Columbus, Ohio.

                 NationaFruit and VegetablTechnology Corporation
                        (A Development Stage Corporation)
                                 Balance Sheets
                        As of December 31, 1998 and 1997

                                                             Restated          Restated
                                                               1998              1997
--------------------------------------------------------------------------------------
                                     Assets
--------------------------------------------------------------------------------------
Current assets

      Cash                                                 $   349,700     $   633,300

      Prepaid expenses                                           3,800          13,300
--------------------------------------------------------------------------------------
                                                               353,500         646,600
--------------------------------------------------------------------------------------
Property & equipment                                        13,170,600      11,702,500

      Accumulated depreciation                                -695,800        -647,600
--------------------------------------------------------------------------------------
                                                            12,474,800      11,054,900
--------------------------------------------------------------------------------------
              Total assets                                 $12,828,300     $11,701,500
======================================================================================


--------------------------------------------------------------------------------------
                       Liabilities & Shareholders' Equity
--------------------------------------------------------------------------------------
Current liabilities

      Current portion of long-term debt                    $    57,900     $   161,700

      Current portion of notes payable to shareholder          250,000         200,000

      Accounts payable                                         463,300         327,700

      Accrued expenses                                         134,100         135,500
--------------------------------------------------------------------------------------
                                                               905,300         824,900
--------------------------------------------------------------------------------------
Long-term obligations

      Long-term debt                                             3,000          16,000

      Capital leases                                            67,900          76,200

      Notes payable to shareholder                             150,000            --

--------------------------------------------------------------------------------------
                                                               220,900          92,200
--------------------------------------------------------------------------------------
Shareholders' equity

      Common stock                                              79,200          76,000

      Additional paid-in capital                            18,370,900      16,767,200

      Deficit accumulated during the development stage      -6,748,000      -6,058,800
--------------------------------------------------------------------------------------
                                                            11,702,100      10,784,400
--------------------------------------------------------------------------------------
              Total liabilities & shareholders' equity     $12,828,300     $11,701,500
======================================================================================


   The accompanying notes are an integral part of these financial statements.

                                 National Fruit and Vegetable Technology Corporation
                                          (A Development Stage Corporation)
                                               Statements of Cash Flows
                                   For the periods ended December 31, 1998 and 1997

                                                                                                          Restated
                                                                                                         Cumulative
                                                                                                           During
                                                                       Restated          Restated        Development
                                                                         1998              1997             Stage

---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

      Net loss                                                      $   (689,200)     $   (705,100)     $ (6,748,000)
      Adjustments to reconcile net loss to net cash
           used in operating activities:
               Depreciation and amortization                             132,900           112,600         1,211,600
               Loss on sale of equipment                                  13,400              --               6,000
               Loss on property disposal                                    --                --             717,800
               Common stock issued for operating expenses                  2,000            44,100           286,100
               Sources (uses) of cash from change in:
                  Notes and accounts receivable                             --              84,900              (100)
                  Inventory                                                 --                --              51,800
                  Deposits                                                 9,500            (7,400)           (3,800)
                  Accounts payable                                       135,600           280,800           463,300
                  Accrued expenses                                        (1,400)          (15,200)          134,000

---------------------------------------------------------------------------------------------------------------------

                      Net cash used in operating activities             (397,200)         (205,300)       (3,881,300)
---------------------------------------------------------------------------------------------------------------------

Cash flows  from investing activities

      Purchases of property and equipment                             (1,480,800)       (2,367,700)      (11,048,000)
      Sale of property and equipment                                        --                --             219,200

---------------------------------------------------------------------------------------------------------------------

                      Net cash used in investing activities           (1,480,800)       (2,367,700)      (10,828,800)
---------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities

      Proceeds from issuance of long-term debt                              --                --           1,112,100
      Principal payments on long-term debt                              (131,000)         (104,600)         (681,000)
      Proceeds from notes payable to shareholder                         200,000           150,000           525,000
      Principal payments on notes payable to shareholder                    --                --            (125,000)
      Proceeds from capital leases                                          --                --              90,700
      Principal payments on capital leases                               (67,000)          (28,100)         (142,100)
      Increases in advances payable                                         --                --             229,300
      Proceeds from issuance of common stock                           1,606,900         2,616,700        14,297,300
      Redemption of common stock                                         (14,500)          (43,000)         (246,500)

---------------------------------------------------------------------------------------------------------------------

                      Net cash provided by financing activities        1,594,400         2,591,000        15,059,800
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                             (283,600)           18,000           349,700

Cash -- Beginning of period                                              633,300           615,300              --

---------------------------------------------------------------------------------------------------------------------

Cash -- End of period                                               $    349,700      $    633,300      $    349,700

=====================================================================================================================


   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                   Statements of Loss and Accumulated Deficit
                For the periods ended December 31, 1998 and 1997

                                                                              Restated
                                                                             Cumulative
                                                                               During
                                                 Restated       Restated     Development
                                                   1998           1997          Stage

---------------------------------------------------------------------------------------
         Costs and expenses

     General and administrative                $  509,300     $  562,500     $4,362,700

     Depreciation and amortization                132,900        112,600      1,211,600

     Research and development                        --           21,700        297,100

     Loss on property disposal                       --             --          717,800

---------------------------------------------------------------------------------------

            Loss from operations                  642,200        696,800      6,589,200
---------------------------------------------------------------------------------------

Other income (expense)

     Interest income                                 --           18,500         83,900

     Interest expense                             -33,600        -26,800       -236,700

     Gain (loss) on sale of assets                -13,400           --           -6,000

---------------------------------------------------------------------------------------

     Net loss                                     689,200        705,100      6,748,000
---------------------------------------------------------------------------------------

Accumulated deficit -- Beginning of period      6,058,800      5,353,700           --

---------------------------------------------------------------------------------------

Accumulated deficit -- End of period           $6,748,000     $6,058,800     $6,748,000
=======================================================================================



Loss per common share
     (Basic and Diluted)                       $    0.009     $    0.009     $    0.157
                                               ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                                       National Fruit and Vegetable Technology Corporation
                                                 (A Development Stage Corporation)
                                                Statements of Shareholders' Equity
                                        For the periods ended December 31, 1998 and 1997

                                                     Common Stock                                       Stock
                                             (par value $ .001 per share)  Additional   Accumulated Subscriptions
                                                  Shares        Amount   Paid-in Capital  Deficit     Receivable      Total
------------------------------------------------------------------------------------------------------------------------------
Stock issued at inception (September 14, 1983)    6,941,400   $  69,400   $   847,200   $         0   $       0   $   916,600

Stock issued in exchange for cash, other assets
     or expenses through November 17, 1986
     at $3.00 per share                             709,900       7,100     2,122,700                               2,129,800

Stock issued November 17, 1986
     six-for-one split to adjust share price
     to $ .50 per share                          38,255,500     382,600      (382,600)                                      0

Adjustment to reflect change in par value
     to $ .001 per share                                       (413,200)      413,200                                       0

Stock issued to acquire assets of
     Veg-Tec Corporation during 1986              3,506,400       3,500       499,700                                 503,200

Stock issued in exchange for cash, other assets
     or expenses  from November
     18, 1986 through December 31, 1996 at
     $ .50 per share (net of redemptions)        21,055,800      21,100    10,506,300                  (508,000)   10,019,400

Net loss through December 31, 1996                                                       (5,353,700)               (5,353,700)

------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996 - Restated             70,469,000      70,500    14,006,500    (5,353,700)   (508,000)    8,215,300
------------------------------------------------------------------------------------------------------------------------------

Stock issued in exchange for cash, other assets
     or expenses during 1997
     at $ .50 per share (net of redemptions)      5,532,600       5,500     2,760,700                   508,000     3,274,200

Net loss for the year ended December 31, 1997                                              (705,100)                 (705,100)

------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997 - Restated             76,001,600      76,000    16,767,200    (6,058,800)          0    10,784,400
------------------------------------------------------------------------------------------------------------------------------

Stock issued in exchange for cash, other assets
     or expenses during 1998
     at $ .50 per share (net of redemptions)      3,213,900       3,200     1,603,700                               1,606,900

Net loss for the year ended December 31, 1998                                              (689,200)                 (689,200)

------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998 - Restated             79,215,500   $  79,200   $18,370,900   $(6,748,000)  $       0   $11,702,100
==============================================================================================================================


   The accompanying notes are an integral part of these financial statements.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements
                        As of December 31, 1998 and 1997


Note 1.  Business Organization

National Fruit and Vegetable Technology Corporation (Company) was incorporated in Nevada in December, 1986. The Company was formed to develop a high-speed, high-powered microwave oven capable of processing fruits and vegetables. The Company's products will be sold to customers in both wholesale food processing and the food service industries. Initially, the Company intends to process baked and french fried potatoes. As the business develops, it intends to branch out into other fruits and vegetables using the microwave technology developed in processing potatoes. The Company has not begun food processing operations as of the date of these financial statements and has not generated any revenues from food processing operations.

National Fruit and Vegetable Technology Corporation is the successor to National Veg-Tec Corporation (Veg-Tec). National Veg-Tec Corporation was incorporated in 1983. On March 2, 1987, National Fruit and Vegetable Technology Corporation acquired National Veg-Tec Corporation by exchanging all of the common shares of National Fruit and Vegetable Technology Corporation's stock (49,346,800 shares) on a one-for-one basis for National Veg-Tec Corporation's stock. As a result of the exchange, the financial statements are presented as if National Fruit and Vegetable Technology Corporation had been in existence since the inception of Veg-Tec, its predecessor. Veg-Tec was incorporated in September, 1983.

Veg-Tec was formed by exchanging stock for property, equipment and technology owned by an unincorporated joint venture. The joint venture carried on extensive research and development in microwave technology and was operated by the Company's majority shareholders. The assets originally transferred to Veg-Tec consisted of:

                  Microwave oven technology and
                   related food processing equipment    $  297,000
                  Machinery & equipment                    246,200
                  Vehicles                                 256,800
                  Other assets                             116,600
                                                        ----------
                                                        $  916,600
                                                        ==========

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements


Note 2.  Acquisition

In 1986, the Company acquired Veg-Tec Corporation, an Ohio corporation, by exchanging 3,506,400 shares of common stock for all the issued and outstanding stock of Veg-Tec Corporation. The purchase price was $503,200 for a note receivable and technology related to a browning oven. The shareholders of Veg-Tec Corporation are also the principal shareholders of the Company. The acquisition was accounted for as a purchase.

Note 3.  Summary of Significant Accounting Policies

Development Stage Corporation -- The Company has not started regular operations and has no product sales to date. All noncapitalizable expenses have been charged to operations in the period they were incurred.

Employee Benefits -- The Company has no employee benefit or pension plans.

Research and Development -- Research and development costs are primarily related to oven testing and integration of related equipment. These costs are charged to operations in the period incurred. Research and development costs have totaled $297,100 since inception of the Company.

Cash Equivalents -- For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes -- Because the Company has not commenced planned food processing operations, no federal or local income tax or county property tax returns have been filed.

Concentration of Credit Risk -- The Company maintains bank accounts at local banks. In some instances, the balances may exceed the federally insured limit for an individual account.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Supplemental cash flow disclosures -- The Company paid $34,800 and $14,000 for interest in 1998 and 1997, respectively. The Company acquired $10,600 of property and equipment in 1998 and $148,000 in 1997 in exchange for stock.

The Company financed $72,900 of vehicles and equipment through capital leases in 1998, and $97,800 of vehicles and equipment through capital leases in 1997.

Note 4.  Changes in Accounting Methods

When the Company was organized in 1983, the founders of the Company contributed prior research and development in microwave oven technology in exchange for their common stock. The microwave oven technology was valued at fair value as determined by the original investors and individuals familiar with the process. The valuation was based on an appraisal of the market potential of the assets and originally recorded at a value of approximately $20,000,000. In 1998, the Company changed its accounting method to value contributed assets at cost instead of fair value. The new method was adopted to conform to generally accepted accounting principals. The financial statements for prior years have been restated to apply the new method retroactively.

The Company changed its method of accounting for organization costs in 1998 to expense these costs in the period incurred. The financial statements have been restated to apply this new method retroactively.

                                                              Development
Effect of changes on net loss:     1998           1997           Stage
                                ----------     ----------     ----------
Net loss before change          $  414,200     $  424,100     $2,766,400

   Change in accounting for
        contributed assets         275,000        281,000      2,923,000

   Change in accounting for
        organization costs            --             --        1,058,600
                                ----------     ----------     ----------
 Net loss as restated           $  689,200     $  705,100     $6,748,000
                                ==========     ==========     ==========

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Note 5.  Property and Equipment

As of December 31, 1998 and 1997, property and equipment can be summarized as follows on a restated basis:

                                           Construction
                          In Service        in Progress         Total             Total
                          at 12/31/98       at 12/31/98      at 12/31/98       at 12/31/97
                         -------------     -------------    -------------     -------------
Land                     $    191,300      $       --       $    191,300      $    191,300

Buildings                     125,000         2,395,100        2,520,100         2,432,400

Microwave oven                   --             924,000          924,000           480,200

Processing equipment             --           7,106,500        7,106,500         6,189,000

Machinery                     882,800           830,500        1,713,300         1,614,900

Vehicles                      157,400           558,000          715,400           794,700
                         -------------     -------------    -------------     -------------
                            1,356,500        11,814,100       13,170,600        11,702,500
                         -------------     -------------    -------------     -------------
Depreciation                 (695,800)             --           (695,800)         (647,600)
                         -------------     -------------    -------------     -------------
                         $    660,700      $ 11,814,100     $ 12,474,800      $ 11,054,900
                         =============     =============    =============     =============


Amounts shown as construction in progress represent the Company's food processing plant and the related food processing equipment. The plant is located in Baltimore, Ohio, and is under construction at December 31, 1998. For financial reporting purposes depreciation is computed using the straight-line method over the useful lives of the assets. Useful lives generally range from three to ten years. For income tax purposes depreciation will be provided using MACRS and straight-line methods.

Note 6.  Long-term Debt

Long-term debt consists of the following as of December 31, 1998:

          Unsecured debt                                     $  15,000

          Less: amounts due within one year                    (12,000)
                                                              ---------
          Net long-term debt                                 $   3,000
                                                              =========

The unsecured debt is due in April, 2000. Payments are due monthly, with no stated interest rate.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Note 7.  Notes Payable to Shareholder

The Company had the following notes payable to a shareholder at December 31, 1998:

                  Note payable due May, 1999                    $   50,000

                  Note payable due May, 1999                       100,000

                  Note payable due October, 1999                    50,000

                  Note payable due October, 1999                    50,000

                  Note payable due February, 2000                   50,000

                  Note payable due November, 2000                  100,000
                                                                -----------
                   Total notes payable to shareholder              400,000

                        Amounts due within one year               (250,000)
                                                                -----------
                   Net long-term notes payable to shareholder   $  150,000
                                                                ===========

The shareholder notes are all unsecured and bear interest at the rate of 11%. The $50,000 note due May, 1999 is personally guaranteed by the officers of the Company. Interest expense on these notes totaled $27,200 in 1998. Interest is to be paid to the shareholder with common stock of the Company at the rate of $.50 per share.

Under the terms of each note, the shareholder may choose to take principal payments in cash or 50% in cash and 50% in the Company's common stock. Assuming the stock payment was chosen for the entire amount payable, the shareholder would receive payments of $200,000 and 400,000 shares of common stock.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Note 8.  Capital Leases

The Company leases equipment under lease agreements expiring on various dates through 2002. The leases are capital leases with the Company owning the assets outright at the end of the lease terms.

At December 31, 1998, future minimum lease payments for all leases, and the minimum payments for those leases were as follows:

         1999                                                      $   54,400

         2000                                                          36,900

         2001                                                          21,400

         2002                                                          14,100

         2003                                                           2,100
                                                                   ----------
             Total minimum lease payments                             128,900

         Less: interest portion                                       (15,100)
                                                                   ----------
         Present value of net minimum lease payments                  113,800

         Less: current portion                                        (45,900)
                                                                   ----------
           Net long-term lease liability                           $   67,900
                                                                   ==========
At December 31, 1998, assets under capital leases were as follows:

         Food processing equipment                                 $   54,400

         Machinery and equipment                                       83,000

         Vehicles                                                      68,100

         Less: Accumulated depreciation                               (36,300)
                                                                   ----------
         Net assets under capital lease                            $  169,200
                                                                   ==========

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Note 9.  Operating Lease

The Company leases equipment under a non-cancelable operating lease that expires in August, 2000. Rent expense under the agreement was $8,700 for 1998 and $2,200 for 1997. Payments under the lease are guaranteed personally by an officer of the Corporation.

Future minimum rental payments on the operating lease are as follows:

                    1999                                          $    8,700

                    2000                                               5,100
                                                                  ----------
                                                                  $   13,800
                                                                  ==========

Note 10. Related Party Transactions

The Company purchased food processing equipment salvaged from property owned by a corporation owned by the officers and principal shareholders of the Corporation. No equipment was purchased in 1998. Equipment at a cost of $122,500 was purchased in 1997. Management and the Company's Board of Directors have determined that the equipment was sold to the Company at a price that does not exceed its fair market value.

The Company rents a storage facility owned by the officers and principal shareholders of the Corporation. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in both 1998 and 1997. Management has determined that the rental rates charged do not exceed fair market rates for this geographic area.

Note 11. Going Concern

The Company has been in the development stage since its inception on September 14, 1983. To date, the Company has not begun food processing operations and has not generated revenues. The accompanying financial statements have been prepared assuming the Company will be able to operate profitably. Realization of a major portion of the assets is dependent on the Company's ability to place the microwave oven system into operation on a profitable basis, the outcome of which cannot be determined at this time. At December 31, 1998, the Company needed to

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

raise additional funding to complete the construction of its Baltimore plant and provide working capital to initiate operations. To date the Company has been able to raise equity capital for construction. Management's plans include an equity offering to raise additional capital. Management is of the opinion that adequate equity funding can be obtained to begin operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                                  Balance Sheet
                              As of March 31, 1999

                                    Unaudited


--------------------------------------------------------------------------------
                                     Assets
--------------------------------------------------------------------------------
Current assets
     Cash                                                        $    325,400
     Prepaid expenses                                                   3,800
--------------------------------------------------------------------------------
                                                                      329,200
--------------------------------------------------------------------------------
Property & equipment                                               13,403,300
     Accumulated depreciation                                        (725,700)
--------------------------------------------------------------------------------
                                                                   12,677,600
--------------------------------------------------------------------------------
            Total assets                                         $ 13,006,800
================================================================================


--------------------------------------------------------------------------------
                       Liabilities & Shareholders' Equity
--------------------------------------------------------------------------------
Current liabilities
     Current portion of long-term debt                           $     52,000
     Current portion of notes payable to shareholder                  250,000
     Accounts payable                                                 579,900
     Accrued expenses                                                 142,400
--------------------------------------------------------------------------------
                                                                    1,024,300
--------------------------------------------------------------------------------
Long-term obligations
     Long-term debt                                                     3,000
     Capital leases                                                    28,400
     Notes payable to shareholder                                     150,000
--------------------------------------------------------------------------------
                                                                      181,400
--------------------------------------------------------------------------------
Shareholders' equity
     Common stock                                                      79,900
     Additional paid-in capital                                    18,737,500
     Deficit accumulated during the development stage              (7,016,300)
--------------------------------------------------------------------------------
                                                                   11,801,100
--------------------------------------------------------------------------------
            Total liabilities & shareholders' equity             $ 13,006,800
================================================================================


  The accompanying footnote is an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                   Statements of Loss and Accumulated Deficit
                      For the periods ended March 31, 1999

                                    Unaudited

                                                                     Cumulative
                                                 Three Months          During
                                                    Ended            Development
                                                   3/31/99              Stage
--------------------------------------------------------------------------------
Costs and expenses
     General and administrative                 $   225,000         $ 4,587,700
     Depreciation and amortization                   29,900           1,241,500
     Research and development                          --               297,100
     Loss on property disposal                         --               717,800
--------------------------------------------------------------------------------
            Loss from operations                    254,900           6,844,100
--------------------------------------------------------------------------------
Other income (expense)
     Interest income                                   --                83,900
     Interest expense                               (13,400)           (250,100)
     Gain (loss) on sale of assets                     --                (6,000)
--------------------------------------------------------------------------------
     Net loss                                       268,300           7,016,300
--------------------------------------------------------------------------------
Accumulated deficit -- Beginning of period        6,748,000                --
--------------------------------------------------------------------------------

Accumulated deficit -- End of period            $ 7,016,300         $ 7,016,300
================================================================================



Loss per common share
     (Basic and Diluted)                        $     0.003         $     0.161
================================================================================


  The accompanying footnote is an integral part of these financial statements.

                                         National Fruit and Vegetable Technology Corporation
                                                  (A Development Stage Corporation)
                                                  Statement of Shareholders' Equity
                                                 For the period ended March 31, 1999

                                                              Unaudited

                                                            Common Stock
                                                    (par value $ .001 per share)     Additional       Accumulated
                                                      Shares            Amount     Paid-in Capital      Deficit          Total
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                           79,215,500      $    79,200      $18,370,900     $(6,748,000)     $11,702,100
---------------------------------------------------------------------------------------------------------------------------------
Stock issued in exchange for cash at $ .50 per
     share (net of redemptions)                        734,500              700          366,600         367,300

Net loss for the period ended March 31, 1999          (268,300)        (268,300)
---------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1999                              79,950,000      $    79,900      $18,737,500     $(7,016,300)     $11,801,100
=================================================================================================================================


  The accompanying fotenote is an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                             Statement of Cash Flows
                      For the periods ended March 31, 1999

                                    Unaudited

                                                                                          Cumulative
                                                                      Three Months          During
                                                                         Ended            Development
                                                                        3/31/99              Stage
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net loss                                                       $   (268,300)       $ (7,016,300)
     Adjustments to reconcile net loss to net cash
          used in operating activities:
             Depreciation and amortization                                29,900           1,241,500
             Loss on sale of equipment                                      --                 6,000
             Loss on property disposal                                      --               717,800
             Common stock issued for operating expenses                     --               286,100
             Sources (uses) of cash from change in:
                 Inventory                                                  --                51,700
                 Deposits                                                   --                (3,800)
                 Accounts payable                                        116,600             579,900
                 Accrued expenses                                          8,300             142,300
-----------------------------------------------------------------------------------------------------
                    Net cash used in operating activities               (113,500)         (3,994,800)
-----------------------------------------------------------------------------------------------------
Cash flows  from investing activities
     Purchases of property and equipment                                (232,700)        (11,280,700)
     Sale of property and equipment                                         --               219,200
-----------------------------------------------------------------------------------------------------
                    Net cash used in investing activities               (232,700)        (11,061,500)
-----------------------------------------------------------------------------------------------------

Cash flows from financing activities
     Proceeds from issuance of long-term debt                               --             1,112,100
     Principal payments on long-term debt                                 (5,900)           (686,900)
     Proceeds from notes payable to shareholder                             --               525,000
     Principal payments on notes payable to shareholder                     --              (125,000)
     Proceeds from capital leases                                           --                90,700
     Principal payments on capital leases                                (39,500)           (181,600)
     Increases in advances payable                                          --               229,300
     Proceeds from issuance of common stock                              377,300          14,674,600
     Redemption of common stock                                          (10,000)           (256,500)
-----------------------------------------------------------------------------------------------------
                    Net cash provided by financing activities            321,900          15,381,700
-----------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                              (24,300)            325,400
Cash -- Beginning of period                                              349,700                --
-----------------------------------------------------------------------------------------------------
Cash -- End of period                                               $    325,400        $    325,400
=====================================================================================================


  The accompanying footnote is an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Note to Financial Statements
                              As of March 31, 1999


Note 1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the Company's financial position at March 31, 1999, the results of operations, shareholders' equity, and cash flows for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                                  Balance Sheet
                               As of June 30, 1999

                                    Unaudited


--------------------------------------------------------------------------------
                                     Assets
--------------------------------------------------------------------------------
Current assets
     Cash                                                   $    180,600
     Prepaid expenses                                              3,800
--------------------------------------------------------------------------------
                                                                 184,400
--------------------------------------------------------------------------------
Property & equipment                                          13,779,500
     Accumulated depreciation                                   (755,600)
--------------------------------------------------------------------------------
                                                              13,023,900
--------------------------------------------------------------------------------
            Total assets                                    $ 13,208,300
================================================================================


--------------------------------------------------------------------------------
                       Liabilities & Shareholders' Equity
--------------------------------------------------------------------------------
Current liabilities
     Current portion of long-term debt                      $     49,000
     Current portion of notes payable to shareholder             250,000
     Accounts payable                                            764,000
     Accrued expenses                                            166,100
--------------------------------------------------------------------------------
                                                               1,229,100
--------------------------------------------------------------------------------
Long-term obligations
     Long-term debt                                                3,000
     Capital leases                                               11,200
     Notes payable to shareholder                                150,000
--------------------------------------------------------------------------------
                                                                 164,200
--------------------------------------------------------------------------------
Shareholders' equity
     Common stock                                                 80,300
     Additional paid-in capital                               18,944,600
     Deficit accumulated during the development stage         (7,209,900)
--------------------------------------------------------------------------------
                                                              11,815,000
--------------------------------------------------------------------------------
            Total liabilities & shareholders' equity        $ 13,208,300
================================================================================


  The accompanying footnote is an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                   Statements of Loss and Accumulated Deficit
                       For the periods ended June 30, 1999

                                    Unaudited

                                                                                        Cumulative
                                                 Three Months        Six Months            During
                                                    Ended               Ended           Development
                                                   06/30/99           06/30/99             Stage
--------------------------------------------------------------------------------------------------
Costs and expenses
     General and administrative                  $   151,800        $   376,800        $ 4,739,500
     Depreciation and amortization                    30,000             59,900          1,271,500
     Research and development                           --                 --              297,100
     Loss on property disposal                          --                 --              717,800
--------------------------------------------------------------------------------------------------
            Loss from operations                     181,800            436,700          7,025,900
--------------------------------------------------------------------------------------------------
Other income (expense)
     Interest income                                    --                 --               83,900
     Interest expense                                (11,800)           (25,200)          (261,900)
     Gain (loss) on sale of assets                      --                 --               (6,000)
--------------------------------------------------------------------------------------------------
     Net loss                                        193,600            461,900          7,209,900
--------------------------------------------------------------------------------------------------
Accumulated deficit -- Beginning of period         7,016,300          6,748,000               --
--------------------------------------------------------------------------------------------------
Accumulated deficit -- End of period             $ 7,209,900        $ 7,209,900        $ 7,209,900
==================================================================================================

Loss per common share
     (Basic and Diluted)                         $     0.002        $     0.006        $     0.165
                                                 ===========        ===========        ===========


  The accompanying footnote is an integral part of these financial statements.

                                       National Fruit and Vegetable Technology Corporation
                                                (A Development Stage Corporation)
                                          Statement of Shareholders' Equity (Unaudited)
                                               For the periods ended June 30, 1999

                                                            Unaudited

                                                           Common Stock
                                                   (par value $ .001 per share)      Additional       Accumulated
                                                      Shares           Amount      Paid-in Capital      Deficit          Total
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                           79,215,500      $    79,200      $18,370,900     $(6,748,000)     $11,702,100
---------------------------------------------------------------------------------------------------------------------------------
Stock issued in exchange for cash at $ .50 per
     share (net of redemptions)                        734,500              700          366,600         367,300

Net loss for the period ended March 31, 1999          (268,300)        (268,300)
---------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1999                              79,950,000           79,900       18,737,500      (7,016,300)      11,801,100
---------------------------------------------------------------------------------------------------------------------------------
Stock issued in exchange for cash at $ .50 per
     share                                             415,000              400          207,100         207,500

Net loss for the period ended June 30, 1999           (193,600)        (193,600)
---------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1999                               80,365,000      $    80,300      $18,944,600     $(7,209,900)     $11,815,000
=================================================================================================================================


  The accompanying footnote is an integral part of these financial statements.

                                National Fruit and Vegetable Technology Corporation
                                         (A Development Stage Corporation)
                                              Statement of Cash Flows
                                        For the periods ended June 30, 1999

                                                     Unaudited

                                                                                                         Cumulative
                                                                   Three Months       Six Months          During
                                                                       Ended             Ended          Development
                                                                     06/30/99          06/30/99            Stage
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net loss                                                     $   (193,600)     $   (461,900)     $ (7,209,900)
     Adjustments to reconcile net loss to net cash
          used in operating activities:
             Depreciation and amortization                              30,000            59,900         1,271,500
             Loss on sale of equipment                                    --                --               6,000
             Loss on property disposal                                    --                --             717,800
             Common stock issued for operating expenses                   --                --             286,100
             Sources (uses) of cash from change in:
                 Inventory                                                --                --              51,700
                 Deposits                                                 --                --              (3,800)
                 Accounts payable                                      184,100           300,700           764,000
                 Accrued expenses                                       23,800            32,000           166,100
-------------------------------------------------------------------------------------------------------------------
                    Net cash used in operating activities               44,300           (69,300)       (3,950,500)
-------------------------------------------------------------------------------------------------------------------
Cash flows  from investing activities
     Purchases of property and equipment                              (376,400)         (609,000)      (11,657,100)
     Sale of property and equipment                                       --                --             219,200
-------------------------------------------------------------------------------------------------------------------
                    Net cash used in investing activities             (376,400)         (609,000)      (11,437,900)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
     Proceeds from issuance of long-term debt                             --                --           1,112,100
     Principal payments on long-term debt                               (3,000)           (8,900)         (689,900)
     Proceeds from notes payable to shareholder                           --                --             525,000
     Principal payments on notes payable to shareholder                   --                --            (125,000)
     Proceeds from capital leases                                         --                --              90,700
     Principal payments on capital leases                              (17,200)          (56,700)         (198,800)
     Increases in advances payable                                        --                --             229,300
     Proceeds from issuance of common stock                            207,500           584,800        14,882,100
     Redemption of common stock                                           --             (10,000)         (256,500)
-------------------------------------------------------------------------------------------------------------------
                    Net cash provided by financing activities          187,300           509,200        15,569,000
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                           (144,800)         (169,100)          180,600
Cash -- Beginning of period                                            325,400           349,700              --
-------------------------------------------------------------------------------------------------------------------
Cash -- End of period                                             $    180,600      $    180,600      $    180,600
===================================================================================================================


  The accompanying footnote is an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Note to Financial Statements
                               As of June 30, 1999


Note 1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instuctions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the Company's financial position at June 30, 1999, the results of operations, shareholders' equity, and cash flows for three and six months ended June 30, 1999 are included. Operating results for the three and six month periods ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

--------------------------------------------------------------------------------

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 14 of the Company's Form 10-SB filed on March 29, 1999.

--------------------------------------------------------------------------------

ITEM 15. Financial Statements and Exhibits

--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 15 of the Company's Form 10-SB filed on March 29, 1999, and the exhibits filed with that Form 10-SB.

--------------------------------------------------------------------------------

                                   SIGNATURES

--------------------------------------------------------------------------------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 1999.


                                               NATIONAL FRUIT AND VEGETABLE
                                               TECHNOLOGY CORPORATION



                                               By:
                                                   Daniel K. Cashman
                                                   President